Exhibit 99.1

IMRIS Announces US Patent for Microsurgical Robot Concept

Key patent includes claims on haptics, MR compatibility and image-guidance

WINNIPEG, May 22, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the allowance of a US patent defining the foundational technologies for its SYMBIS™ Surgical System - a minimally invasive and MRI-compatible microsurgical robot system.

Currently under development at IMRIS, the SYMBIS Surgical System is an image-guided, micro-neurosurgery robot that will combine surgeon-directed robotic arm manipulation with integrated high-definition 3D anatomical and MR imaging views to enable delicate brain micro-surgery.

The system is being designed to work inside an intraoperative MRI within the VISIUS® Surgical Theatre and provide a virtual extension of the surgeon's hands through robotic instruments with haptic feedback, motion refinement and intricate dexterity for use in the narrow surgical pathways of cranial neurosurgery.

IMRIS CEO David Graves said this patent represents a fundamental advance in microsurgical robotics. "SYMBIS has the potential to increase the consistency and quality of neurosurgery, and when used in conjunction with the advanced diagnostic imaging capabilities of iMRI, may offer improvements in patient outcomes compared to current technological and human limitations," he said. "We will continue to add to our internally developed and licensed intellectual property portfolio related to intraoperative imaging and robotics."

The recently allowed US patent - No. 8,396,598 and titled, "Microsurgical Robot System" - is the fifth patent issued related to the SYMBIS microsurgical system technology, method and concept since development of the product began.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 14:00e 22-MAY-13